

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 9, 2016

Via E-mail
Jay Sugarman
Safety Income and Growth REIT, Inc.
Chief Executive Officer
1114 Avenue of the Americas
New York, New York 10036

> **Re: Safety Income and Growth REIT, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted November 10, 2016**
> **CIK No. 0001688852**

Dear Mr. Sugarman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. We are monitoring your filing for outstanding comments on the iStar Inc. Form 10-K related to the sale of the building at One Ally Center and the corresponding ground lease.

Tenant Data, page ii

4. We note your disclosure that some of the information about your tenants and leases is based on financial information provided to you by your tenants pursuant to your leases and that you have not independently investigated or verified such information. Please revise your defined terms to highlight which of the metrics rely upon financial information provided to you by your tenants. We note your risk factor disclosure on page 23 stating that you rely upon Underlying Property NOI as reported to you by your tenants and that you in turn consider Underlying Property NOI to calculate Ground Rent Coverage and Combined Property Value.

Prospectus Summary

The Company, page 1

5. We note your disclosure regarding safe cash flows and other expected benefits from your investments in ground net leases. Please revise your disclosure to discuss some of the risks unique to owning ground net leases.

Conflicts of Interest, page 12

6. We note your disclosure that "[c]onflicts of interest may exist or could arise in the future with iStar and its affiliates, including our manager, our officers and/or directors who are also officers and/or directors of iStar, and any limited partner of our operating partnership." Please revise your disclosure in this section, Risk Factors, and elsewhere, where appropriate, to more specifically identify and discuss these conflicts of interest. Please also provide more detail regarding the scope of the exclusivity agreement, including the types of investments covered by the agreement, the termination rights, and whether joint ventures between you and iStar and its affiliates are contemplated.

Risk Factors

Risks Related to This Offering, page 40

7. We note that the management fee will be payable solely in shares of your common stock. Please revise to address the dilutive impact of the payment of the management fee on your common stock shareholders or explain to us why this is not necessary.

Use of Proceeds, page 51

8. We note your disclosure on page 9 that "[p]rior to the completion of this offering, iStar expects to enter into a $170 million term loan facility secured by iStar's ownership interest in us…." Please describe the use of the proceeds of the $170 million term loan facility by iStar. Please see Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Liquidity and Capital Resources, page 65

9. We note your disclosure that the availability of borrowings under your new revolving credit facility, which you intend to enter into upon the completion of the offering, is subject to the conditions set forth in the applicable loan agreement. Please expand to provide more detailed disclosure of any material financial covenants, including quantifying any ratios, when known.

Business and Properties

Our Initial Portfolio, page 77

10. Please revise your disclosure to include information responsive to Items 15(a), (e), (f), (g) and (h) of Form S-11 for each of your material properties or advise us why your current disclosure is sufficient.

Description of Properties in Our Initial Portfolio, page 79

11. Please discuss the nature of your title or other interests in the properties that are not part of the Hilton Western Portfolio. See Item 14(b) of Form S-11.

Northside Forsyth Hospital Medical Center, page 93

12. Please revise to disclose the method of financing to be used to fund the $4.1 million commitment for the development costs of this property.

Insurance, page 104

13. Please disclose whether, in the opinion of your management, your properties are adequately covered by insurance. Please see Instruction 3 to Item 14 of Form S-11.

Our Manager and the Management Agreement

Executive officers and key personnel of our manager, page 106

14. Please revise to identify the positions held with the registrant by Mr. Sugarman, Ms. Matis, and Mr. Jervis.

Management fees and expense reimbursements, page 111

15. Please disclose, if true, that total equity, for purposes of calculating the management fee, will also include common stock issued to the manager as payment of prior management fees.

16. We note your disclosure on page 114 that you intend to reimburse your manager for the allocable share of the compensation paid to certain personnel. Please specifically disclose whether you will reimburse your manager for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the manager, break out the amounts paid pursuant to the management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Certain Relationships and Related Transactions

Formation Transactions, page 124

17. Please expand your disclosure in this section to break out what consideration and benefits each related entity will receive in connection with the formation transactions and how this was valued.

18. Please revise to disclose the information required by Item 404(a)(5) of Regulation S-K with regard to the retirement of the iStar credit facility.

Structure and Formation of Our Company

Formation Transactions, page 127

19. Please revise to provide a more detailed explanation of the transactions through which you will acquire all the equity interests in your predecessor entities in consideration of shares of your common stock.

20. We note your disclosure throughout the prospectus that following the completion of the offering, the concurrent iStar placement and the formation transactions, you will be the sole general partner and sole owner of all of the outstanding partnership units. We also

note your disclosure on page 128 that, as part of the formation transactions, your operating partnership expects to distribute a portion of the net proceeds from the offering and the concurrent iStar placement to iStar, which iStar will use to repay in full the iStar credit facility. Please revise to provide more detail regarding this distribution, such as what portion of the net proceeds from the concurrent iStar placement will be distributed to iStar to repay in full the iStar credit facility, and how your operating partnership can make a distribution to iStar, which does not appear to be a partner of your operating partnership.

Certain Provisions of Maryland General Corporation Law and Our Charter and Bylaws

Stockholder Rights Plan, page 149

21. We note your disclosure that "the stockholder rights plan will expire on the date of the second annual meeting of stockholders held after the first anniversary of the adoption of the plan…." We also note your disclosure on page 116 which says "the stockholder rights plan will expire on the date of the first annual meeting of stockholders held after the third anniversary of the adoption of the plan…." Please reconcile these apparent discrepancies or provide us with an explanation as to why such a reconciliation is not necessary.

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements

Note 7 – Risk Management

22. Please provide financial statements for your significant lessees in your next amendment, or tell us why you believe such financial statements are not required.

Exhibit Index, page II-7

23. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft exhibits should be filed as EDGAR correspondence.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Kathleen L. Werner, Esq. (Via E-Mail)
        Clifford Chance US LLP